

1

82-3226

Report to Shareholders

for the period ended March 31, 2005

DOFASCO

Our product is steel. Our strength is people.

Management's Discussion and Analysis:

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements and notes, and with the Management's Discussion and Analysis (MD&A) and the annual audited consolidated financial statements and notes contained in Dofasco's 2004 Annual Report. This MD&A contains certain forward-looking statements with respect to Dofasco's operations and future financial results that are subject to risks and uncertainties including the factors discussed in the Risks and Risk Management section in this report and in the 2004 Annual MD&A. These statements reflect management's current beliefs and are based on information currently available to management. However, the results or events predicted or implied in this discussion may differ materially from actual results or events. Consequently, all forward-looking statements made in this MD&A or Dofasco's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Dofasco will be realized.

This document has been reviewed by the Audit Committee of Dofasco's Board of Directors and contains information that is current as of April 26, 2005. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect. Dofasco may, but is not obligated to, provide updates to its forward-looking statements, including in subsequent news releases and its interim management's discussion and analyses filed with regulatory authorities. Additional information about Dofasco is available in the Corporation's Annual Information Form, which can be accessed from SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

Consolidated Financial Results

Dofasco achieved very good results in the first quarter of 2005, the highest first quarter net income in Dofasco's history, driven by a continued high, although declining, North American pricing environment. However, high customer inventories dampened demand, which led to lower shipments and a decrease in net income from the excellent results achieved in the fourth quarter of 2004.

Consolidated net income for the three months ended March 31, 2005 was $78.2 million or $1.01 per common share, significantly higher than the same quarter last year. In the first quarter of 2004, consolidated net income was $54.6 million or $0.71 per share after deducting preferred share dividends.

Gross Income by Business Segment

Consolidated gross income for the first quarter of 2005 was $175.9 million, a 16% increase over gross income of $151.9 million for the same quarter of 2004. This increase was driven by improved results at Gallatin Steel. Note 7 to the consolidated financial statements provides additional financial information on the Corporation's reporting segments.

Gross income is used by management to analyze the margins of its reporting segments. Gross income is a financial measure that is not recognized by generally accepted accounting principles (GAAP) in Canada. This measure, presented in respect of Dofasco and its business segments, may not be comparable to similar measures presented by other companies. A reconciliation of gross income to net income in accordance with GAAP is presented in a table on page 3 of this MD&A.

Steel Operations Gross Income

Steel Operations' gross income was $133.1 million in the quarter, a slight decrease from the $136.1 million generated in the first quarter of 2004.

Three months ended March 31	2005	2004	Change
(in millions)			
Net sales	$ 921.2	$ 864.4	$ 56.8
Cost of sales	788.1	728.3	59.8
Gross Income	$ 133.1	$ 136.1	$ (3.0)

As in previous quarters, the results of the Steel Operations segment were largely driven by the Corporation's Hamilton operations.

Hamilton Operations Gross Income

Three months ended March 31	2005	2004	Change
Steel shipments (000's tons)	972	1,125	(153)
Raw steel production[1] (000's tons)	1,215	1,197	18
Revenue per ton	$ 864	$ 712	$ 152
Cost per ton	732	597	135
Gross Income per ton	$ 132	$ 115	$ 17

[1] Raw steel production includes purchased semi-finished steel

Shipments from Hamilton in the quarter declined 14% from the record levels shipped in the first quarter of 2004. First quarter shipments in 2005 were negatively impacted by the high level of customer inventories at the end of 2004. In the first quarter of 2004, the record shipments reflected very strong demand for steel, and were enabled by strong finishing production and a drawdown of inventories.

The average realized revenue per ton shipped from Hamilton operations in the quarter increased by $152 relative to the first quarter of 2004 due to the stronger pricing environment. The higher revenue per ton in the first quarter of 2005 reflected the impact of contract price increases on close to 45% of shipments from Hamilton. In addition, sales to the spot market comprised approximately 35% of total shipments at selling prices that were significantly higher than in the same period last year. The benefit of the stronger market prices was not fully realized in the first quarter of 2005, as close to 20% of Hamilton sales are under long-term contracts that have not yet been renegotiated. These factors were partially offset by the strengthening of the Canadian dollar against the U.S. dollar from an average exchange rate of 76 cents in the first quarter of 2004 to an average of 82 cents in the first quarter of 2005.

Hamilton operations' average cost per ton in the quarter increased by $135 compared to the same period in 2004. This increase was mainly due to significantly higher prices for scrap and purchased slabs, combined with higher costs of other raw materials and energy. These factors were partially offset by the strengthening of the Canadian dollar year over year and a favourable adjustment to raw material inventory in the quarter.

Gallatin Steel Gross Income

Gallatin Steel contributed considerably improved gross income in the first quarter of 2005 compared to the first quarter in 2004. Significantly higher U.S. spot market selling prices, partially offset by a higher average cost per ton and a weaker U.S. dollar, resulted in $43.0 million of gross income in the first quarter compared to $15.8 million generated in the same period in 2004.

Three months ended March 31	2005	2004	Change
(50%, Cdn $ millions)			
Net sales	$ 154.7	$ 98.8	$ 55.9
Cost of sales	111.7	83.0	28.7
Gross Income	$ 43.0	$ 15.8	$ 27.2
(000's tons at 100%)			
Steel shipments	388	383	5
Raw steel production	398	387	11
(US $)			
Revenue per ton	$ 650	$ 391	$ 259
Cost per ton	470	329	141
Gross Income per ton	$ 180	$ 62	$ 118

Shipments were 388,000 tons in the first quarter, slightly higher than the 383,000 tons shipped in the first quarter of 2004.

Gallatin's average realized revenue per ton in the first quarter of 2005 increased by US $259 compared to the same quarter of last year. This was driven by the rapid escalation of U.S. spot market selling prices which occurred in the first three quarters of 2004. Since virtually all of Gallatin's shipments are to the spot market, Gallatin fully benefits from the current high pricing environment.

The average cost per ton shipped in the quarter increased by US $141 over the same period last year, driven by markedly higher scrap costs and higher costs of alloys and energy. Despite a recent decline from record levels in the fourth quarter of 2004, average scrap costs in the quarter were approximately 66% higher than one year ago.

Other Income Statement Items

Depreciation and Amortization

Consolidated depreciation and amortization decreased by $12.2 million in the first quarter compared to the same period in 2004. The lower depreciation reflects the impact of certain facilities in Hamilton becoming fully depreciated during 2004, as well as a $7.0 million non-cash adjustment in the first quarter of 2004 for certain obsolete computer equipment in Hamilton.

Income Taxes

The consolidated effective tax rate of 33.5% for the first quarter approximates the Corporation's Canadian manufacturing and processing effective statutory rate of 34%. In the first quarter of 2004, the consolidated effective tax rate was 34.9%.

The following table reconciles consolidated gross income to net income in accordance with GAAP.

Three months ended March 31 (in millions)	2005	2004	Change
Gross income	$ 175.9	$ 151.9	$ 24.0
Depreciation and amortization	48.9	61.1	(12.2)
Operating income	127.0	90.8	36.2
Interest on long-term debt	9.0	10.1	(1.1)
Investment and other income	(2.1)	(2.4)	0.3
Foreign exchange gain	(0.1)	(1.7)	1.6
Income before income taxes	120.2	84.8	35.4
Income tax expense	40.3	29.6	10.7
	79.9	55.2	24.7
Minority interest	1.7	0.6	1.1
Net income	$ 78.2	$ 54.6	$ 23.6

Summary of Quarterly Results

The following table summarizes selected financial and non-financial information for the nine most recent quarters.

Consolidated	Steel Shipments[1]	Raw Steel Production[2]	Net Sales	Gross Income	Net Income	Earnings Per Share Basic	Earnings Per Share Diluted
	(thousands of net tons)				(millions of dollars)		(dollars per share)
2005 – First Quarter	**1,166**	**1,414**	**$ 1,073.1**	**$ 175.9**	**$ 78.2**	**$ 1.01**	**$ 1.01**
2004 – Fourth Quarter	1,207	1,288	$ 1,113.1	$ 219.7	$ 96.8	$ 1.26	$ 1.25
2004 – Third Quarter	1,194	1,413	$ 1,089.0	$ 247.8	$ 115.0	$ 1.50	$ 1.49
2004 – Second Quarter	1,284	1,409	$ 1,061.6	$ 216.8	$ 110.5	$ 1.45	$ 1.44
2004 – First Quarter	1,317	1,390	$ 961.2	$ 151.9	$ 54.6	$ 0.71	$ 0.71
2003 – Fourth Quarter[3]	1,266	1,328	$ 871.2	$ 133.8	$ 2.4	$ 0.03	$ 0.03
2003 – Third Quarter	1,174	1,345	$ 857.6	$ 119.4	$ 29.7	$ 0.39	$ 0.39
2003 – Second Quarter	1,211	1,265	$ 923.2	$ 147.9	$ 38.7	$ 0.51	$ 0.51
2003 – First Quarter	1,182	1,395	$ 902.9	$ 157.5	$ 46.9	$ 0.62	$ 0.62

[1] Shipments from Hamilton operations plus 50% of Gallatin Steel shipments.
[2] Raw steel production includes purchases of semi-finished steel processed.
[3] 2003 Fourth Quarter results included a $27.9 million loss on disposal of QCM.

LIQUIDITY AND CAPITAL RESOURCES

Statement of Cash Flows

Cash Provided from Operating Activities

In the first quarter of 2005, consolidated cash provided from operations before changes in non-cash working capital was $154.6 million. This represents a 26% increase over the $123.1 million generated in the first quarter of 2004, reflecting the higher net income.

Non-cash working capital increased by $102.7 million in the first quarter, largely due to a $127.9 million decrease in accounts payable and accrued liabilities. This decrease was primarily attributable to annual payments for 2004 profit sharing and employee performance-based compensation made in the first quarter of 2005. Income and other taxes decreased by $56.2 million reflecting payment of the final 2004 income tax installments in the first quarter. Accounts receivable increased by $50.2 million, primarily due to higher sales in March 2005

compared to December 2004. These factors were partially offset by a $131.6 million decrease in inventories, mainly due to a seasonal decrease in the levels of purchased slabs and raw materials, partially offset by higher levels of finished goods inventories.

In the first quarter of 2004, an increase in accounts receivable of $119.7 million was due to higher sales in March 2004 compared to December 2003. This was offset by a $110.1 million decrease in inventories, due mainly to seasonally lower levels of raw materials and a drawdown of finished goods, resulting in $0.6 million of cash provided by changes in non-cash working capital.

Cash Used for Investing Activities

Consolidated capital expenditures in the first quarter of 2005 were $94.0 million compared to $63.5 million in the same quarter in 2004. The increase in capital spending is mainly due to the continued investment in two major capital projects: the No. 2 Blast Furnace rebuild and the Finishing Division Improvement Program (FDIP) in Hamilton. The completion of the No. 2 Blast Furnace rebuild is scheduled for late in the second quarter of 2005. After the startup of No. 2 Blast Furnace, the No. 3 Blast Furnace will be removed from service. The major project in Phase I of FDIP, a new pickle line coupled to an existing upgraded cold rolling mill (#2 CPCM), is scheduled to begin production late in 2005. Phase II of FDIP, focusing on the galvanizing operations, commenced during 2004. Capital expenditures for 2005 in total are expected to be approximately $450 million.

Short-term investments decreased by $106.0 million in the first quarter of 2005 compared to a decrease of $54.5 million in the first quarter of 2004. As in prior quarters, these variations reflect changes in the mix of short-term investments and cash.

Cash Used for Financing Activities

Bank borrowings increased by $5.0 million in the first quarter as the Corporation's Sorevco and DJ Galvanizing partnerships utilized existing lines of credit to finance working capital requirements. This compared to a decrease of $4.1 million in the first quarter of 2004, primarily attributable to repayments by Gallatin.

Dofasco paid $25.4 million in dividends in the first quarter compared to $22.9 million in the same period of 2004. The increase reflects the 10% increase in the dividend payable on common shares to 33 cents per share per quarter, effective October 1, 2004. As at April 20, 2005, there were 77,111,111 common shares outstanding.

Cash Requirements

Cash requirements in 2005 include scheduled payments under long-term debt agreements, including $175.0 million of 7.5% Medium Term Notes maturing on June 1, 2005. In addition, significant payments will be required for the Corporation's continued investment in its major capital projects.

During the fourth quarter of 2004, Dofasco filed a $300 million Medium Term Note program shelf prospectus, which will provide the flexibility of issuing up to $300 million of notes over a two-year period. The proceeds from the program will be used for general corporate and working capital purposes, including the repayment of debt and funding of future capital expenditures. During the first quarter, no debt was issued under this program.

Guarantees and Other Commitments

Dofasco continues to provide letters of credit in support of Quebec Cartier Mining Company's (QCM) credit facility and equipment leases. The amount of these guarantees was approximately $22.7 million at March 31, 2005, and will continue to be reduced as QCM's underlying obligations are repaid by 2010.

Effective December 31, 2003, the capital restructuring of QCM was finalized, resulting in Dofasco retaining an investment in preferred shares of QCM. Pursuant to the restructuring, the Corporation may be required to provide continuing support of future mine development at QCM, to a maximum of $34.5 million between 2005 and 2010. To date, no support payments have been required.

After the restructuring, the shareholders of QCM received various expressions of interest from parties potentially interested in purchasing QCM. Discussions with respect to the future ownership of QCM have been delayed pending resolution of the current labour disruption discussed in the section "Risks and Risk Management". It cannot be determined at this time whether a transaction will occur or, if there is a transaction, the form it will take or the value that will be generated.

Capital Resources

Dofasco's capital resources at March 31, 2005 included cash and cash equivalents and short-term investments amounting to $305.9 million, compared to $368.2 million at December 31, 2004. This solid cash position, together with ongoing strong cash flow from operations and available credit facilities, including the Medium Term Note program, is expected to enable the Corporation to satisfy the anticipated cash requirements described above.

Dofasco's financial position remained strong in the first quarter of 2005, as evidenced by the ratio of debt to debt plus equity of 17.0% or 6.3% net of cash and cash equivalents.

Contingent Gain

Effective August 30, 2004, the Corporation gave notice to a customer of the termination of a contractual steel supply arrangement, in accordance with the terms of the supply agreement. The 2004 annual results reflect the $10 million liquidation

payment related to the termination of this contract. To ensure that the supply chain is not disrupted, Dofasco is continuing to ship steel to the customer at a price that is reflective of current market conditions. The right of Dofasco to terminate the arrangement is being disputed by the customer pursuant to arbitration proceedings, which were initiated in the fourth quarter of 2004. As a result of the dispute, a provision against sales and accounts receivable has been recorded as the amount equal to the difference between the invoice price and the original contract price. During the first quarter, the cumulative provision increased from approximately $37 million at December 31, 2004 to approximately $57 million as at March 31. The amount and timing of realization of the potential gain to date, if any, is not determinable at this time as it is dependent on the resolution of the dispute with the customer. Future revenues will be impacted by such resolution, by future market conditions and by the volume of future purchases by the customer.

BUSINESS CONDITIONS AND OUTLOOK

2005 Economic Outlook

The Canadian economy is expected to grow by 2% to 2.5% during 2005 led by consumer spending and business investment, following growth of close to 3% in 2004. Export growth is expected to lag the overall economy due to the relative strength of the Canadian dollar versus the U.S. dollar.

In the U.S., GDP growth is forecast to be 3% to 3.5% in 2005, down from annual growth of close to 4.5% experienced in 2004. Economic growth in 2005 is expected to be driven by consumer spending, business investment and exports. However, expectations are being tempered due to higher oil and energy prices.

Input cost pressures will continue throughout 2005 as contract prices for raw materials such as iron ore and coal have risen significantly. The strength of the global steel market is expected to continue to support energy and raw materials prices at historically high levels.

In North America, the very high year end customer inventories, driven by a surge in imports in the second half of 2004, have dampened the demand for flat rolled steel in early 2005 and will continue to impact demand in the second quarter. However, lower imports into North America are expected to moderate this impact on North American steel producers as the year progresses. For the year in total, North American flat rolled steel demand is expected to be below the record level of close to 100 million tons experienced in 2004.

U.S. spot market selling prices for hot band steel, a benchmark for flat rolled pricing, escalated through the first nine months of 2004 and reached a record high in September before easing by approximately US $100 per ton during the fourth quarter. In 2005, reported hot band spot prices have further declined by approximately US $90 per ton, making the North American market less attractive for foreign imports of flat rolled steel.

Market Segments

Dofasco markets its products to customers in the automotive, distribution, construction, packaging, manufacturing and pipe and tube segments. The following discussion is an update to the outlook for certain market segments discussed in Dofasco's 2004 Annual MD&A.

Automotive

In 2004, North American vehicle production decreased by approximately 0.5%. For the first quarter of 2005, production was 3.8% below the same period last year. For the year 2005, vehicle production is expected to be similar to 2004 levels, supported by strong consumer spending and fuelled by continuing low interest rates and auto makers' sales incentives.

Dofasco's shipments to this segment in the first quarter increased relative to the same period in 2004, contrary to the industry downturn. Dofasco is well-diversified across the automotive sector by customer and by auto platform.

Distribution

Steel inventories reported by Canadian service centres rose by almost 20% in the fourth quarter of 2004, due in large part to the surge in imports experienced through the second half of the year. The combination of flat end-user demand and the need to reduce inventories from the very high year end levels is believed to have resulted in lower flat rolled steel purchases by service centres in the first quarter of 2005.

Construction

Canadian non-residential construction activity is expected to strengthen from growth of 1% in 2004 to a 5.5% increase in 2005. Strong corporate profits, relatively low interest rates and capacity expansion are expected to drive increased investment. New housing starts are forecasted to be lower for 2005, while spending on renovations to existing residences should remain strong. Current indicators of construction activity point to a seasonal rebound for the second quarter of 2005 following a slow start to the year.

Outlook for Dofasco

Steel Operations' results in the second quarter of 2005 are expected to improve over the first quarter's results. Shipment levels from Hamilton are expected to be higher than in the first quarter, mainly driven by an increase in sales to the construction market segment from seasonally lower first quarter levels.

Revenue per ton in the second quarter is expected to decrease due to a decline in spot prices. A reduction in scrap prices is expected to contribute to a decrease in cost per ton in the second quarter, compared to the first quarter which was impacted by high cost opening inventories. The full impact of higher iron ore and coal prices is not expected until the third quarter as these costs flow through inventory. In addition, Steel Operations' results will reflect the expected increase in profits from the Corporation's Wabush Mines joint venture.

Gallatin's second quarter shipments are expected to remain at levels similar to the first quarter. Gallatin's average revenue per ton in the second quarter is expected to decrease, as a result of lower U.S. hot band spot prices. This decrease reflects the high level of inventories in the supply chain and lower North American flat rolled steel demand. Cost per ton is expected to decrease marginally in the second quarter due primarily to lower scrap prices. As a result, Gallatin's results in the second quarter of 2005 are expected to decline from the first quarter's results.

Overall, Dofasco's consolidated gross income in the second quarter is expected to be similar to the results in the first quarter.

RISKS AND RISK MANAGEMENT

The Corporation's performance may be affected by a number of risk factors. Dofasco senior management monitors, manages and mitigates key risks. This process includes a review of Dofasco's Commodity Risk Management Policy with the Audit Committee annually. The following discussion is an update to certain risks identified in Dofasco's 2004 Annual MD&A.

Foreign exchange rates

Dofasco is exposed to foreign exchange risk due to the impact of rate fluctuations on U.S. dollar-denominated sales and purchases, euro-denominated purchases and Canadian dollar transactions influenced by U.S. dollar pricing. In addition, the Corporation is exposed to foreign exchange rate risk on the translation of its U.S. dollar working capital and its net investments in U.S. and Mexican operations.

Dofasco has both sales and purchases denominated in U.S. dollars, which are relatively in balance at this time. However, over the longer term, Dofasco's revenue per ton reflects U.S. dollar pricing, thereby increasing the Corporation's exposure to currency fluctuations.

Dofasco periodically enters into foreign currency forward purchase contracts for the purpose of limiting exposure to exchange rate fluctuations on certain U.S. dollar-denominated and euro-denominated purchase transactions, including committed purchases of steel slabs and major capital expenditures. The Corporation does not hold or issue derivative financial instruments for trading or speculative purposes. In accordance with the Corporation's Commodity Risk Management Policy, the maximum period for these contracts cannot exceed twenty-four months, except as specifically approved by Dofasco's Commodity Risk Oversight Committee.

Under GAAP, qualifying derivative financial instruments designated as effective hedges are not recorded on the balance sheet. Consequently, unsettled forward contracts are not recognized in Dofasco's consolidated financial statements, as these instruments are designated as cash flow hedges for accounting purposes. Any gains or losses arising from settled hedge transactions related to slab or commodity purchases are deferred as a component of inventory until the product containing the hedged item is sold, at which time both the underlying hedged item and the related hedge deferral are recorded as cost of goods sold.

The net unrealized loss on unsettled foreign exchange forward purchase contracts at March 31, 2005 was $4.2 million (December 31, 2004 – nil). Note 6 to the consolidated financial statements provides additional information regarding Dofasco's financial instruments.

Commodities

Dofasco's steelmaking operations in Hamilton and at Gallatin Steel consume large quantities of raw materials and other commodities. As a result, the Corporation's performance could be adversely impacted by changes in the price or availability of such raw materials and commodities.

The Corporation has procurement strategies to ensure security of supply, price competitiveness and quality assurance of its raw materials and other commodities. Dofasco's largest raw material requirements are scrap steel, iron ore and coal. Dofasco also purchases significant quantities of steel slabs.

Iron ore and coal are key inputs to Hamilton's integrated stream, which provides approximately 60% of total slabs charged to the Hot Mill, with the Electric Arc Furnace accounting for approximately 30%. Dofasco has long-term, secure sources of iron ore, primarily from QCM, in which Dofasco holds a preferred share investment. Dofasco also secures approximately 30% of its iron ore pellets from Wabush Mines, in which it has an ownership interest. The Iron Ore Company of Canada supplies the remainder, approximately 8% of the Corporation's iron ore pellets.

QCM's collective bargaining agreement with its unionized employees expired on March 1, 2005. Following successful negotiations with three of the four union locals, QCM management and union representatives reached a resolution that was

rejected by the unionized employees at QCM's Mont-Wright mine, who went on strike on April 9. QCM management is continuing to negotiate with the union to reach a resolution that is acceptable to all parties. Dofasco's on-hand inventories and committed purchases from other sources are sufficient to meet the Corporation's short-term requirements. The Corporation is assessing the potential impacts of a long-term work disruption at QCM.

OTHER ANNOUNCEMENTS

Corporate Donations

On April 14th, Dofasco announced the first in a series of pledges to local organizations in the Hamilton area that will exceed $8 million over a number of years. The first capital gift of $2.5 million to Hamilton Health Sciences will support a new and expanded Heart Investigation Unit.

Management Change

Dave Borsellino, Dofasco's Vice President, Manufacturing recently indicated his intention to retire in November, 2005. Dofasco's Board of Directors has appointed Andy Harshaw to the position of Vice President, Manufacturing to succeed Mr. Borsellino, effective November, 2005. Mr. Harshaw joined Dofasco in 1978 and currently holds the position of Works Manager.

B. F. MACNEILL
Chair of the Board

D. A. PETHER
President and Chief Executive Officer

April 26, 2005

Consolidated Statements of Income and Retained Earnings (Unaudited)

(in millions except per share amounts)	Three Months Ended March 31 2005	2004
Income		
Net sales	**$ 1,073.1**	$ 961.2
Cost of sales	**897.2**	809.3
Gross income	**175.9**	151.9
Depreciation and amortization	**48.9**	61.1
Operating income	**127.0**	90.8
Interest on long-term debt	**9.0**	10.1
Investment and other income	**(2.1)**	(2.4)
Foreign exchange gain	**(0.1)**	(1.7)
Income before income taxes	**120.2**	84.8
Income tax expense	**40.3**	29.6
	79.9	55.2
Minority interest	**1.7**	0.6
Net income	**$ 78.2**	$ 54.6
Earnings per Common Share		
Basic	**$ 1.01**	$ 0.71
Diluted	**$ 1.01**	$ 0.71
Retained Earnings		
Opening balance	**$ 1,352.0**	$ 1,072.2
Net income	**78.2**	54.6
	1,430.2	1,126.8
Dividends declared:		
Preferred shares	**-**	0.1
Common shares	**25.5**	22.9
	25.5	23.0
Ending balance	**$ 1,404.7**	$ 1,103.8

See accompanying notes to consolidated financial statements

Consolidated Balance Sheets (Unaudited)

(in millions)	March 31 2005	December 31 2004
Current assets:		
Cash and cash equivalents	**$ 305.9**	$ 262.2
Short-term investments	**-**	106.0
Accounts receivable	**552.6**	502.4
Inventories (note 2)	**929.2**	1,060.4
Future income tax assets	**15.0**	11.1
	1,802.7	1,942.1
Fixed and other assets:		
Fixed assets	**1,715.1**	1,669.7
Accrued pension benefit	**68.6**	76.2
Investments and other assets	**34.3**	34.2
	1,818.0	1,780.1
Total assets	**$ 3,620.7**	$ 3,722.2
Current liabilities:		
Bank borrowings of joint ventures	**$ 9.9**	$ 4.9
Accounts payable and accrued liabilities	**369.3**	498.7
Income and other taxes payable	**7.5**	61.8
Dividends payable	**25.5**	25.4
Current requirements on long-term debt	**220.2**	219.9
	632.4	810.7
Long-term liabilities:		
Long-term debt	**225.1**	224.6
Future income tax liabilities	**66.8**	56.5
Employee future benefits	**412.1**	402.5
Other long-term liabilities	**25.2**	26.2
	729.2	709.8
Minority interest	**37.5**	35.8
Shareholders' equity:		
Common shares (note 4)	**850.8**	850.6
Contributed surplus	**10.4**	9.2
Retained earnings	**1,404.7**	1,352.0
Currency translation adjustment	**(44.3)**	(45.9)
	2,221.6	2,165.9
Total liabilities and shareholders' equity	**$ 3,620.7**	$ 3,722.2

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows (Unaudited)

(in millions)	Three Months Ended March 31 2005	2004
Cash provided from (used for):		
Operating activities:		
Net income	**$ 78.2**	$ 54.6
Add (deduct) items not affecting cash		
Depreciation and amortization	**48.9**	61.1
Future income taxes	**8.8**	(7.9)
Employee future benefits	**17.2**	14.0
Stock-based compensation	**(0.3)**	0.9
Other	**1.8**	0.4
	154.6	123.1
Add (deduct) changes in non-cash components of working capital		
Accounts receivable	**(50.2)**	(119.7)
Inventories	**131.6**	110.1
Accounts payable and accrued liabilities	**(127.9)**	(3.7)
Income and other taxes	**(56.2)**	13.9
	(102.7)	0.6
	51.9	123.7
Investment activities:		
Capital expenditures	**(94.0)**	(63.5)
Decrease in short-term investments	**106.0**	54.5
Other	**-**	(0.2)
	12.0	(9.2)
Financing activities:		
Increase (decrease) in bank borrowings of joint ventures	**5.0**	(4.1)
Repayment of long-term debt	**(0.1)**	(2.4)
Common shares issued	**0.2**	1.5
Dividends paid	**(25.4)**	(22.9)
	(20.3)	(27.9)
Effect of exchange rate changes on cash and cash equivalents	**0.1**	0.5
Cash and cash equivalents:		
Increase in period	**43.7**	87.1
Balance at beginning of period	**262.2**	346.1
Balance at end of period	**$ 305.9**	$ 433.2

See accompanying notes to consolidated financial statements

Note 1 – Accounting Policies

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Corporation's Annual Report for the year ended December 31, 2004.

Note 2 - Inventories

(in millions)	**March 31, 2005**	December 31, 2004
Raw materials and other inventories	**$ 267.3**	$ 339.4
Semi-finished and finished steel products	**661.9**	721.0
	$ 929.2	$ 1,060.4

Note 3 – Employee Future Benefits

In the three months ended March 31, 2005 and March 31, 2004, the Corporation recognized in cost of sales the following net benefit cost for employee future benefits:

	Three Months Ended March 31	
(in millions)	**2005**	2004
Defined contribution plans	**$ 0.4**	$ 0.5
Defined benefit plans	**9.1**	8.0
Total pension plans	**9.5**	8.5
Total other post-employment benefit plans	**13.0**	11.3
Total net benefit cost	**$ 22.5**	$ 19.8

Note 4 – Capital Stock

The following table summarizes information on share capital and related matters at March 31, 2005:

	Outstanding	Exercisable
Common shares	77,111,111	-
Common shares – year-to-date weighted average	77,108,394	-
Common share stock options	1,936,600	339,550

In October 2004, the Corporation filed a normal course issuer bid which entitles the Corporation to acquire up to 3,800,000 of its common shares between November 1, 2004 and October 31, 2005. All purchases are to be made on the open market at the market price at the time of a particular transaction. Any shares acquired pursuant to the bid will be cancelled. To date, no common shares have been repurchased under this program in 2004 or 2005.

During the quarter, common share stock options exercised and forfeited were 7,300 and 1,100 respectively.

Note 5 – Contingent Gain

Effective August 30, 2004, the Corporation gave notice to a customer of the termination of a contractual steel supply arrangement, in accordance with the terms of the supply agreement. The 2004 annual results reflect the $10 million liquidation payment related to the termination of this contract. To ensure that the supply chain is not disrupted, Dofasco is continuing to ship steel to the customer at a price that is reflective of current market conditions. The right of Dofasco to terminate the arrangement is being disputed by the customer pursuant to arbitration proceedings, which were initiated in the fourth quarter of 2004. As a result of the dispute, a provision against sales and accounts receivable has been recorded as the amount equal to the difference between the invoice price and the original contract price. During the first quarter, the cumulative provision increased from approximately $37 million at December 31, 2004 to approximately $57 million as at March 31. The amount and timing of realization of the potential gain to date, if any, is not determinable at this time as it is dependent on the resolution of the dispute with the customer. Future revenues will be impacted by such resolution, by future market conditions and by the volume of future purchases by the customer.

Note 6 – Financial Instruments

Foreign Exchange Rate Risk

In order to manage the risk associated with fluctuations in foreign exchange rates, the Corporation has entered into foreign exchange forward purchase contracts for an aggregate amount of US $256.4 million (December 31, 2004 – nil) and euro 0.4 million (December 31, 2004 – euro 0.5 million) as at March 31, 2005. The US dollar contracts mature at various dates between April 1, 2005 and September 26, 2005 at a weighed average exchange rate of $1.2258. As at March 31, 2005, there were unrealized losses on the US dollar contracts of $4.2 million. The euro contracts mature at various dates between April 29, 2005 and January 31, 2006 at a weighted average exchange rate of US $1.3493. There was no significant unrealized gain or loss on the euro contracts as at March 31, 2005.

Note 7 – Segmented Information

	Three Months Ended March 31, 2005			
(in millions)	Steel Operations*	Gallatin	Intercompany Elimination	Consol. Total
Sales to external customers	$ 921.2	$ 151.9	$ -	$ 1,073.1
Inter-segment sales	-	2.8	(2.8)	-
Net sales	$ 921.2	$ 154.7	$ (2.8)	$ 1,073.1
Gross income	$ 133.1	$ 43.0	$ (0.2)	$ 175.9
Depreciation and amortization	43.8	5.1	-	48.9
Interest on long-term debt	9.0	-	-	9.0
Investment and other income	(1.9)	(0.2)	-	(2.1)
Foreign exchange gain	(0.1)	-	-	(0.1)
Income before income taxes	$ 82.3	$ 38.1	$ (0.2)	$ 120.2
Capital expenditures	$ 92.2	$ 1.8	$ -	$ 94.0

Note 7 – Segmented Information – cont'd

(in millions)	Three Months Ended March 31, 2004 Steel Operations*	Gallatin	Intercompany Elimination	Consol. Total
Sales to external customers	$ 864.4	$ 96.8	$ -	$ 961.2
Inter-segment sales	-	2.0	(2.0)	-
Net sales	$ 864.4	$ 98.8	$ (2.0)	$ 961.2
Gross income	$ 136.1	$ 15.8	$ -	$ 151.9
Depreciation and amortization	56.0	5.1	-	61.1
Interest on long-term debt	10.0	0.1	-	10.1
Investment and other income	(2.4)	-	-	(2.4)
Foreign exchange (gain) loss	(1.8)	0.1	-	(1.7)
Income before income taxes	$ 74.3	$ 10.5	$ -	$ 84.8
Capital expenditures	$ 61.5	$ 2.0	$ -	$ 63.5

* Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, Dofasco Marion and Dofasco's share of Baycoat, DJ Galvanizing, Sorevco and Wabush.

Segment assets

(in millions)	**March 31, 2005**	December 31, 2004
Steel operations	**$ 3,349.8**	$ 3,452.4
Gallatin	**271.6**	269.9
Intercompany elimination	**(0.7)**	(0.1)
Consolidated total	**$ 3,620.7**	$ 3,722.2

Consolidated Geographic Information

	Net Sales		**Fixed Assets**	
	Three Months Ended March 31,			
(in millions)	**2005**	2004	**March 31, 2005**	December 31, 2004
Canada	**$ 655.1**	$ 644.6	**$ 1,486.6**	$ 1,437.9
United States	**368.7**	287.7	**184.1**	186.4
Other countries	**49.3**	28.9	**44.4**	45.4
Total	**$ 1,073.1**	$ 961.2	**$ 1,715.1**	$ 1,669.7

Corporate information

For information concerning share ownership or dividends, please contact our transfer agent:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
M5H 4A6

Answerline	416-643-5500
Toll Free in Canada and the U.S.	1-800-387-0825
E-Mail Address	inquiries@cibcmellon.ca

When contacting Dofasco, please direct inquiries to:

The Corporate Secretary
Dofasco Inc.
P.O. Box 2460
Hamilton, Ontario
L8N 3J5

905-544-3761 or 1-800-DOFASCO (363-2726)
E-Mail Address: corpsec@dofasco.ca
Website: www.dofasco.ca

Copies of Dofasco's investor Quarterly Fact Book can be obtained on the Dofasco website or, upon request, by telephone or e-mail.

Dofasco offers electronic delivery of shareholder documents such as quarterly and annual reports. Please contact the Office of the Corporate Secretary at 1-800-363-2726 for further details.



DOFASCO
Our product is steel. Our strength is people.


The New Steel

- SUPPLEMENTARY INFORMATION -

Segmented Information (Unaudited)

(In millions except shipments and per ton amounts)	2005	2004	
	First Quarter	Fourth Quarter	First Quarter
Sales			
Gallatin	154.7	156.0	98.8
Steel Operations*	921.2	958.1	864.4
Intercompany Elimination	(2.8)	(1.0)	(2.0)
Consolidated Sales	$ 1,073.1	$ 1,113.1	$ 961.2
Cost of Sales			
Gallatin	111.7	105.9	83.0
Steel Operations*	788.1	788.5	728.3
Intercompany Elimination	(2.6)	(1.0)	(2.0)
Consolidated Cost of Sales	$ 897.2	$ 893.4	$ 809.3
Gross Income			
Gallatin	43.0	50.1	15.8
Steel Operations*	133.1	169.6	136.1
Intercompany Elimination	(0.2)	-	-
Consolidated Gross Income	$ 175.9	$ 219.7	$ 151.9
Depreciation & Amortization			
Gallatin	5.1	5.3	5.1
Steel Operations*	43.8	52.3	56.0
Consolidated Depreciation & Amortization	$ 48.9	$ 57.6	$ 61.1
Interest on Long-term Debt			
Gallatin	-	-	0.1
Steel Operations*	9.0	9.5	10.0
Consolidated Interest on Long-term Debt	$ 9.0	$ 9.5	$ 10.1
Investment and Other (Income) Loss			
Gallatin	(0.2)	(0.1)	-
Steel Operations*	(1.9)	(2.9)	2.4
Consolidated Investment and Other (Income) Loss	$ (2.1)	$ (3.0)	$ 2.4
Foreign Exchange (Gain) Loss			
Gallatin	-	-	0.1
Steel Operations*	(0.1)	4.8	(1.8)
Consolidated Foreign Exchange (Gain) Loss	$ (0.1)	$ 4.8	$ (1.7)
Income Before Income Taxes			
Gallatin	38.1	44.9	10.5
Steel Operations*	82.3	105.9	74.3
Intercompany Elimination	(0.2)	-	-
Consolidated Income Before Income Taxes	$ 120.2	$ 150.8	$ 84.8
Shipments			
Steel Shipments			
Gallatin (000's net tons)**	194	188	192
Hamilton & DSG Operations (000's net tons)	972	1,019	1,125
Intercorporate (000's net tons)		-	-
Total Steel Shipments	1,166	1,207	1,317
Sales Per Ton			
Gallatin	$ 797	$ 834	$ 516
Hamilton & DSG Operations	$ 864	$ 870	$ 712
Gross Income Per Ton			
Gallatin	$ 221	$ 267	$ 82
Hamilton & DSG Operations	$ 132	$ 153	$ 115
Number of common shares outstanding:			
Period-end (000's)	77,111	77,105	76,180
Year-to-date weighted average (000's)	77,108	76,589	76,154

* Steel Operations include Hamilton operations, Dofasco USA, Powerlasers, DoSol Galva, Dofasco de Mexico, Dofasco Marion and Dofasco's share of Baycoat, DJ Galvanizing, Sorevco and Wabush.

** Represents Dofasco's 50% share.

NEWS

DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario L8N 3J5
Telephone: 905 544-3761 Fax: 905 548-4935
Toll Free: 800 363-2726 On Line: www.dofasco.ca

RELEASE DATE: April 27, 2005

INFORMATION CONTACT: Charlene Gallagher 905 548-7200 ext. 3207

DOFASCO POSTS VERY GOOD FIRST QUARTER RESULTS

Reports best first quarter net income ever of $78.2 million

Hamilton, Ontario: Dofasco Inc. reported its results for the first quarter of 2005 today, crediting higher selling prices for its much-improved earnings compared to the first quarter of 2004.

For the three months ended March 31, 2005, Dofasco's consolidated net income was $78.2 million or $1.01 per common share, significantly higher than the same quarter last year. For the first quarter of 2004, earnings were $54.6 million, or $0.71 per share after deducting preferred share dividends.

Commenting on the quarter, Dofasco's President and CEO Don Pether said, "Dofasco continues to post very good results in an ever-changing and continuously challenging environment thanks to the contribution of its team of employees in Canada, the United States and Mexico. These quarterly earnings, the best first quarter ever, represent a continuation of the success that we have achieved over the cycle and are evidence that we continue to deliver long-term value to our customers and shareholders."

Dofasco's consolidated sales of $1,073.1 million in the first quarter of 2005 represent a 12% increase from the $961.2 million for the same period in 2004. Steel shipments, at 1.17 million tons, were down from the 1.32 million tons shipped in the first quarter of 2004 due to higher customer inventories at year end, which were driven by a surge in imports into North America in the second half of 2004.

Dofasco's Steel Operations segment, which includes the company's Hamilton operations, reported income before income taxes of $82.3 million for the quarter, compared to $74.3 million for the first quarter of 2004, reflecting the stronger pricing. Shipments from Hamilton were 972,000 tons in the first quarter, a decrease from the record 1,125,000 tons in the same quarter of 2004. Higher selling prices on contract and spot business resulted in a $152 increase in the average revenue realized per ton of steel shipped from Hamilton in the first quarter of 2005 compared to the same period in 2004. Average cost per ton increased by $135 over the high levels experienced in 2004, driven primarily by higher prices for scrap and purchased slabs and increased costs of other raw materials and energy.

Dofasco's 50% share of Gallatin Steel's income before taxes for the quarter was $38.1 million, up from $10.5 million in the same quarter for 2004. Significantly higher U.S. spot market selling prices drove Gallatin's profitability in the first quarter. Shipments for the quarter were 388,000 tons, slightly higher than the 383,000 tons shipped in the first quarter of 2004.

...more

"Looking forward, Dofasco expects second quarter results to be similar to the first quarter. For our Steel Operations segment, we expect flat rolled steel demand to improve in the second quarter. At Gallatin, shipments are expected to remain similar to the first quarter, however, North American hot band spot market prices are anticipated to continue to ease," said Pether.

The No. 2 Blast Furnace rebuild in Hamilton is expected to be completed late in the second quarter. After the startup of No. 2 Blast Furnace, the No. 3 Blast Furnace will be removed from service.

On April 14th, Dofasco announced the first in a series of pledges that will be made in 2005 to local organizations in the Hamilton area that will exceed $8 million over a number of years. These donations are further evidence of Dofasco's commitment to the principles of corporate social responsibility. The first capital gift of $2.5 million, announced during the Hamilton Health Sciences' campaign launch at Dofasco's Main Office, will support the new and expanded Heart Investigation Unit at the Hamilton General Hospital. Dofasco had previously donated $1 million to bring an MRI scanner to the Hamilton General.

"We're sharing the rewards of our success with a community that's been Dofasco's home for 93 years and home to generations of Dofasco people and their families," said President and CEO Don Pether. "We're proud to be a part of the community and we're committed to giving back."

Dave Borsellino, Dofasco's Vice President, Manufacturing recently indicated his intention to retire in November, 2005. Mr. Borsellino's career at Dofasco began in 1971, and he held several management positions in Manufacturing and Technology at Dofasco before his appointment to the position of Vice President, Manufacturing in 1994.

Dofasco's Board of Directors has appointed Andy Harshaw to the position of Vice President, Manufacturing to succeed Mr. Borsellino, effective November, 2005. Since joining Dofasco in 1978, Mr. Harshaw has held management positions within the company's Research and Development, Commercial and Manufacturing departments. He currently holds the position of Works Manager.

Don Pether remarked, "Dave Borsellino has made a remarkable contribution to Dofasco for more than three decades, providing sound leadership to help guide the organization to achieve many successes."

Mr. Pether added, "Andy Harshaw comes to the position of Vice President, Manufacturing following years of varied experiences that have helped prepare him for his new senior management role at Dofasco. These experiences, which were part of our long-term succession planning process, have provided exposure to different parts of Dofasco's business and direct leadership involvement in several key projects."

Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™ and tinplate flat rolled steels, as well as tubular products, laser welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries.

- 30 -

This News Release contains forward-looking information with respect to Dofasco's operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Dofasco's 2004 Annual Report and the Quarterly Report to Shareholders for the period ended March 31, 2005. This press release has been reviewed by the Audit Committee of Dofasco's Board of Directors.


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